Exhibit 12.1

Nara Bancorp, Inc.

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	For the Year ended December 31,
(Dollars in thousands)	2010	2009	2008	2007	2006
Earnings excluding interest on deposits (1):
Earnings (losses) before income tax provision (benefit)	$(15,139)	$(11,922)	$4,380	$55,798	$56,203
Fixed charges	16,417	17,210	18,709	12,666	7,494

	$1,278	$5,288	$23,089	$68,464	$63,697

Preferred dividends and discount accretion (2):	$7,930	$7,904	$693	$—	$—
Fixed charges (1) :
Interest on borrowings	$12,099	$13,041	$13,932	$6,988	$2,311
Interest on long-term debt, including amortization of debt issuance costs	2,101	2,055	2,845	3,750	3,389
Portion of long-term lease expense representative of the interest factor (3)	2,217	2,114	1,932	1,928	1,794

	$16,417	$17,210	$18,709	$12,666	$7,494

Ratio of earnings (losses) to fixed charges	0.08	0.31	1.23	5.41	8.50

Ratio of earnings (losses) to fixed charges and preferred dividends and discount accretion	0.05	0.21	1.19	5.41	8.50

Earnings including interest on deposits (1):
Earnings (losses) before income tax provision (benefit)	$(15,139)	$(11,922)	$4,380	$55,798	$56,203
Fixed charges	44,299	67,846	72,789	80,913	63,051

	$29,160	$55,924	$77,169	$136,711	$119,254

Preferred dividends and discount accretion (2):	$7,930	$7,904	$693	$—	$—
Fixed charges (1):
Interest on borrowings and deposits	$39,981	$63,677	$68,012	$75,235	$57,868
Interest on long-term debt, including amortization of debt issuance costs	2,101	2,055	2,845	3,750	3,389
Portion of long-term lease expense representative of the interest factor (3)	2,217	2,114	1,932	1,928	1,794

	$44,299	$67,846	$72,789	$80,913	$63,051

Ratio of earnings (losses) to fixed charges	0.66	0.82	1.06	1.69	1.89

Ratio of earnings (losses) to fixed charges and preferred dividends and discount accretion	0.56	0.74	1.05	1.69	1.89

Amount of Coverage Deficiency
Excluding interest on deposits	$23,069	$19,826	$—	$—	$—
Including interest on deposits	$23,069	$19,826	$—	$—	$—

(1)	As defined in Item 503(d) of Regulation S-K
(2)	Increased to amounts representing the pretax earnings (losses) that would be required to cover such dividend requirements.
(3)	The interest factor is estimated to be one-third of long-term lease expense.